30th November 2006

Jim B Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

BY EDGAR


Dear Mr Rosenberg

Document:         Form 20-F for the Fiscal Year Ended December 31, 2005
File Number:      000-201-4

Thank you for your letter dated November 16, 2006.

We respond to your comment as set out below:

Item 17. Financial Statements, page F-1

Notes To The Consolidated Financial Statements, page F-6

2. Accounting policies and basis of presentation, page F-6

Basis of preparation, page F-6

1. Refer to your response to our comment. Please provide us with a separate signed letter from your auditors stating their concurrence with your statement that your financial statements comply with IFRS as published by the IASB.

Following a telephone conversation with the staff, we supplementally advise that we confirmed our original response in our letter dated September 29, 2006 with our auditors, PricewaterhouseCoopers LLP.

We understand that we are responsible for the adequacy and accuracy of disclosure in our filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you in due course.

Yours sincerely



A J Weir
CFO
cc:      Richard Morrissey (Sullivan & Cromwell)
         PersonNameClifford Tompsett (PricewaterhouseCoopers LLP)